SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 19, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

On April 19, 2005, the U.S. Bankruptcy Court for the District of Vermont issued an order (Exhibit 2.1) directing the appointment of an independent examiner and specifying the examiner's duties in investigating intercreditor disputes and associated issues. In addition, the Court issued an order (Exhibit 2.2) establishing procedures designed to maintain an orderly plan process, which limit the filing of competing plans of reorganization.

On April 20, 2005, FiberMark distributed a press release regarding these orders, attached here as Exhibit 99.1, which shall be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

Item 9.01. Financial Statements and Exhibits

Exhibit 2.1   Order Directing the Appointment of an Examiner and Specifying Examiner's Duties Pursuant to § 1104(c) and § 1106(b) of the Bankruptcy Code, Dated April 19, 2005

Exhibit 2.2   Order Establishing Procedures for the Filing of Competing Plans and Denying Debtors' Motion to Reinstate Exclusivity Period, Dated April 19, 2005

Exhibit 99.1   Press Release Dated April 20, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: April 20, 2005   By: /s/ *John E. Hanley*

John E. Hanley

Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 2.1*	Order Directing the Appointment of an Examiner and Specifying Examiner's Duties Pursuant to § 1104(c) and § 1106(b) of the Bankruptcy Code, Dated April 19, 2005
Exhibit 2.2*	Order Establishing Procedures for the Filing of Competing Plans and Denying Debtors' Motion to Reinstate Exclusivity Period, Dated April 19, 2005
Exhibit 99.1*	Press Release Dated April 20, 2005

* Filed herewith

Exhibit 99.1

<u>FOR IMMEDIATE RELEASE</u>   Contact: Janice C. Warren
                                                  Director of Investor Relations and
                                                  Corporate Communications
                                                  802 257 5981

FIBERMARK ANNOUNCES COURT DECISIONS REGARDING ITS CHAPTER 11 PROCESS

—PROCESS ESTABLISHED FOR PLAN OF REORGANIZATION FILINGS
—EXAMINER TO BE APPOINTED TO REVIEW INTERCREDITOR AND ASSOCIATED ISSUES

BRATTLEBORO, Vt.—April 20, 2005—FiberMark, Inc. (OTCBB: FMKIQ) today announced that the U.S. Bankruptcy Court, District of Vermont, has issued orders on various matters related to the company's chapter 11 financial reorganization.

In one of the orders, the Court directed the U.S. Trustee to appoint an independent examiner to investigate, over the next 45 days, intercreditor disputes and associated issues. The Court set a $200,000 spending cap on the examination process, ordered that the Examiner submit written findings by June 8, and set a status conference date of June 15 to review the case status and the Examiner's report and recommendations.

In another order, the Court established procedures, designed to maintain an orderly plan process, which limit the filing of competing plans of reorganization. The Court held that (a) during the Examiner's investigation period, only the company is authorized to file a plan, provided that the company has the unanimous support of the Creditors' Committee, and (b) after the Examiner's investigation period, the company is authorized to file a plan with or without such support, as may other parties. FiberMark said that if it is unable to obtain the unanimous support of the Creditors' Committee within this period, the company intends to thereafter file a plan without such unanimous support. Any proposed disclosure statements and plans of reorganization must be filed no later than August 8.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K as filed with the SEC on March 30, 2004, which is accessible on the company's Web site at www.fibermark.com.

Exhibit 2.1

UNITED STATES BANKRUPTCY COURT

DISTRICT OF VERMONT

_____

In re:
FIBERMARK, INC.,
FIBERMARK NORTH AMERICA, INC., and   **Chapter 11 Case**
FIBERMARK INTERNATIONAL HOLDINGS, INC.,   **# 04-10463**
                    Debtors.   **Jointly Administered**

_____

ORDER
DIRECTING THE APPOINTMENT OF AN EXAMINER AND SPECIFYING EXAMINER'S DUTIES PURSUANT TO § 1104(c) and § 1106(b) OF THE BANKRUPTCY CODE

UPON the hearing scheduled by the Court's Order to Show Cause Why an Examiner Should not be Appointed dated March 30, 2005 and the Court's Case Management Order dated April 13, 2005 (doc. # 1402) and heard April 19, 2005, and further

UPON the appearances of Kevin Purcell, Esq. and Kim F. Lefebvre, Esq., for the United States Trustee, and all other appearances as stated on the record of the hearing held April 19, 2005, and further

UPON the Parties' consent, and further

UPON consideration of the entire record before the Court, and after oral argument, THE COURT FINDS that it is in the best interest of the estate for the Court to appoint an examiner.

The Court FURTHER FINDS that pursuant to 11 U.S.C. § 1106(a)(4), as incorporated by reference in 11 U.S.C. § 1106(b), is appropriate under 11 U.S.C. § 1104(c), and

THEREFORE, IT IS HEREBY ORDERED,

1. The United States Trustee's Office is directed to appoint an independent examiner to conduct an investigation into the following matters:
    a. the transfer of the Debtors' executives' claims, including but not limited to, the claims of Alex Kwader, and other persons who were employees of the Debtors at the time of the transfer of their claim(s), to Silver Point Capital, L.P. ("Silver Point"), the nature and extent of the disclosure of those transfers and whether breach(es) of fiduciary duties to the estate resulted;

    b. the transfer of the claim of former committee member Solutions Dispersions, Inc. to Silver Point;

c. the quality of the "screening wall" Silver Point, and the other members of the Creditors' Committee, established in accordance with this Court's Order Approving Specified Information Blocking Procedures and Permitting Trading in Securities of the Debtors Upon Establishment of a Screening Wall (doc. # 684) (the "Trading Order"), whether it was breached, and whether the Trading Order was violated;

d. the dispute among Committee members regarding corporate governance issues and whether any Committee member breached its fiduciary duty to act in the best interest of all creditors; and

e. any other matter the Examiner deems necessary and relevant to the complete and full investigation of the four enumerated areas included herein.

2. In order to meet his or her responsibilities, the Examiner has the authority to retain counsel, to issue subpoenas, and to require document production and conduct examinations under FED. R. BANKR. P. 2004, provided the Examiner exercises this authority in a manner which is consistent with the Examiner's obligation to complete the investigation in a prompt and cost-effective fashion.

3. The Official Committee of Unsecured Creditors and its members, Alex Kwader and other individuals who were employed by the Debtors when his or her individual claims were transferred to Silver Point, representatives of Solutions Dispersions, Inc. and all other parties in interest who have information that the Examiner deems relevant to this investigation shall cooperate fully with the Examiner.

4. The Examiner shall commence his or her investigation immediately upon the Court's approval of the United States Trustee's appointment of the Examiner.

5. The Examiner shall be compensated at ordinary hourly rates, with compensation to be paid in accordance with 11 U.S.C. § 330(a)(1), the Federal Rules of Bankruptcy Procedure, the District of Vermont Local Rules and the United States Trustee Fee Guidelines.

6. The compensation of the Examiner, including the compensation of his or her professionals' and the expenses of both, are limited and shall not exceed $200,000. Application and allowance of said fees will be paid under 11 U.S.C. § 330 as set forth in ¶ 5, supra. This limitation may be modified upon motion of the Examiner and for good cause shown. No compensation shall be paid to the Examiner or the Examiner's professionals without prior approval of the Court.

7. In the event that the Examiner finds that a Committee member or any other party has violated the Trading Order, has breached fiduciary duties, or has acted to intentionally thwart the plan confirmation process in these cases, the Examiner shall include in the report recommendations regarding (a) how the culpable conduct should affect the allocation of the cost of the Examiner; (b) whether such conduct warrants the imposition of sanctions against

any such party, including without limitation, the avoidance of claims transfers or subordination of claims; and (c) any such other recommendations the Examiner has based upon the totality of his or her findings.

8. As set forth in its Exclusivity Order of even date, no proposed plans or disclosure statements may be filed by any party during the Examiner's forty-five (45) day investigation period, except that the Debtors may file a consensual plan during this time (with consensual defined to include the unanimous consent of all members of the Official Committee of Unsecured Creditors).

9. The Examiner shall file his or her report with the Court by **4:00 P.M. on June 8, 2005**.

10. The Court will hold a § 105(d) status conference on the status of the case and the Examiner's report and recommendations on **June 15, 2005 at 11:00 a.m.** at the Federal Building, 11 Elmwood Avenue, Burlington, Vermont.

SO ORDERED.

                                       _____

April 19, 2005   Colleen A. Brown

Burlington, Vermont   United States Bankruptcy Judge

Exhibit 2.2

UNITED STATES BANKRUPTCY COURT DISTRICT OF VERMONT

DISTRICT OF VERMONT

_____

In re:
FIBERMARK, INC.,
FIBERMARK NORTH AMERICA, INC., and   **Chapter 11 Case**
FIBERMARK INTERNATIONAL HOLDINGS, INC.,   **# 04-10463**
                                    Debtors.   **Jointly Administered**

_____

ORDER
ESTABLISHING PROCEDURES FOR THE FILING OF COMPETING PLANS AND DENYING DEBTORS' MOTION TO REINSTATE EXCLUSIVITY PERIOD

WHEREAS, on March 21, 2005, the Debtors moved for an Order under 11 U.S.C. § 105 Reinstating Exclusive Periods with Respect to Chapter 11 Plans or, Alternatively, Establishing Procedures for the Filing and Prosecution of Plans of Reorganization by Non-Debtors (doc. # 1334) (the "Exclusivity Motion"); and

WHEREAS the Court has extended the Debtors' exclusivity period periodically and that period last expired on February 15, 2005; and

WHEREAS the Exclusivity Motion requests, in the alternative, that the Court establish procedures for the filing of competing plans of reorganization, precluding the filing of competing plans of reorganization except with leave of Court;

Upon consideration of the Exclusivity Motion, the responses thereto, and the arguments of counsel at the April 19th hearing, the Court finds that there is not sufficient legal authority or circumstances presented to support the granting this motion, that it is not in the best interest of the estate to reinstate the Debtors' exclusive periods, and that it is appropriate to set limits on the filing of plans in this case.

THEREFORE, IT IS HEREBY ORDERED that

1. the Debtors' Motion for an Order under 11 U.S.C. § 105 Reinstating Exclusive Periods with Respect to Chapter 11 Plans or, Alternatively, Establishing Procedures for the Filing and Prosecution of Plans of Reorganization by Non-debtors is DENIED;

2. pursuant to 11 U.S.C. § 105, competing plans of reorganization may be filed only as follows:

a. in accordance with the Court's Order of even date directing the United States Trustee to appoint an Examiner, no proposed plans of reorganization or disclosure statements may be filed during the Examiner's forty-five (45) day investigation period, except that the Debtors file a consensual plan that has the unanimous consent of the Official Committee of Unsecured Creditors;

b. all parties in interest shall have until **4:00 p.m. on August 8, 2005**, sixty (60) days from the due date of the Examiner's Report to, to submit proposed disclosure statements and plans of reorganization.

c. The Court will determine, on an ongoing basis, when and how any of the proposed disclosure statements and plans of reorganization should be noticed to creditors and parties in interest, and in what sequence.

d. The Court will reconsider and adjust as appropriate the terms of this Order based upon the findings of the Examiner.

   SO ORDERED.

April 19, 2005   _____
Burlington, Vermont   Colleen A. Brown
                                                        United States Bankruptcy Judge